Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated: November 16. 2006

EPCOS AG

(Translation of registrant’s name into English)

St.-Martin Strasse 53

D-81669 München

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Report on Form 6-K contains:

- Press release on fourth quarter and fiscal 2006 earnings

Press Release for the Business Press

November 16, 2006

Fiscal 2006:

EPCOS achieves turnaround

Fiscal 2006 (continuing operations)

•	Double-digit percentage growth in new orders and sales

•	EBIT improved by EUR 74 million to plus EUR 47 million

•	Net cash flow improved by EUR 163 million to plus EUR 98 million

Q4 2006 (continuing operations)

•	Sales increased to EUR 350 million, up 10 percent year on year, up 6 percent sequentially

•	EBIT: improved to plus EUR 17 million despite one-time charge of EUR 6 million (Q4 2005: minus EUR 11 million; Q3 2006: plus EUR 15 million)

1. Q4 2006 (continuing operations)

1.1. New orders and sales

Business development remained positive on the whole in the fourth quarter of fiscal 2006 (July 1 through September 30, 2006). Although new orders decreased slightly after a strong intake in the previous quarter, sales increased again both sequentially and year on year. Earnings before interest and tax (EBIT) improved further despite one-time charges incurred for the discontinuation of the UltraCap® activities.

Corporate Communications	Dr. Heinz Kahlert	Reference Number	1 / 9
EPCOS AG	St.-Martin-Str. 53	EPCOS 11-161106E-W
81669 Munich/GERMANY

Phone +49 89 636-21321
Fax +49 89 636-23549
heinz.kahlert@epcos.com

Press Release for the Business Press

1.1.1. Comparison with Q3 2006

New orders and sales (EUR million)

	Q3 2006	± in %	Q4 2006
New orders	356	– 5	338
Sales	330	+ 6	350

New orders declined by 5 percent to EUR 338 million in Q4 2006. Seasonal influences, including the vacation period in Europe were one reason for this decrease. Another was that several automotive electronics customers had placed large, longer-term orders in the previous quarter. Similarly, demand from distributors eased after comparatively sizeable orders had been placed in the two preceding quarters. Orders from customers in the telecommunications equipment and consumer electronics industries almost reached the levels booked in the previous quarter.

Regionally, new orders declined by more than 10 percent in both Germany and the NAFTA region. The order intake from Asian customers remained more or less stable sequentially.

Business in almost all regions and industries served contributed to the 6 percent sequential increase in sales to EUR 350 million. Only sales via distributors and to customers in the NAFTA region declined sequentially. Persistently weak development in the US automotive industry was partly to blame for this negative trend.

Sales by business segment (EUR million)

	Q3 2006	± in %	Q4 2006
Capacitors and Inductors	124	+ 1	125
Ceramic Components	106	+ 8	114
SAW Components	100	+ 10	111

In the Capacitors and Inductors segment, business with all products and industries served remained stable. Sales once again increased sequentially at both Ceramic Components and Surface Acoustic Wave (SAW) Components. Growing demand for piezo actuators and robust demand for SAW products and modules for mobile communications and multimedia devices were largely responsible for this trend.

Corporate Communications	Dr. Heinz Kahlert	Reference Number	2 / 9
EPCOS AG	St.-Martin-Str. 53	EPCOS 11-161106E-W
81669 Munich/GERMANY

Phone +49 89 636-21321
Fax +49 89 636-23549
heinz.kahlert@epcos.com

Press Release for the Business Press

1.1.2. Comparison with Q4 2005

New orders and sales (EUR million)

	Q4 2005	± in %	Q4 2006
New orders	305	+ 11	338
Sales	318	+ 10	350

Year on year, both new orders and sales posted double-digit percentage growth in the period under review.

New orders were up 11 percent. The sharpest growth (+16 percent) came from orders from the automotive electronics industry, where stronger demand for piezo actuators was complemented by a continued increase of electronic content in vehicles. Orders from distributors too were higher than a year ago (+10 percent). The order intake from the consumer electronics and telecommunications industries remained stable overall.

While new orders in Germany achieved double-digit growth (+16 percent), the order intake climbed most steeply in the other European countries (+20 percent). Orders from Asia rose slightly, whereas the order intake from the NAFTA region remained unchanged from the previous year.

In Q4 2006, sales increased by 10 percent year on year from all industries and all key regions served. Sales growth was particularly strong in Asia and in Europe without Germany.

Sales by business segment (EUR million)

	Q4 2005	± in %	Q4 2006
Capacitors and Inductors	109	+ 15	125
Ceramic Components	108	+ 6	114
SAW Components	101	+ 9	111

Fourth-quarter sales again rose year on year in all segments.

Sales at Capacitors and Inductors increased to EUR 125 million, a year-on-year gain of 15 percent. All product groups contributed to this growth. Business development was particularly strong in aluminum electrolytic capacitors and inductors for industrial electronics applications. In these areas, EPCOS is benefiting from the generally well-filled order books of customers. Replacement of more and more of the constant-speed drives used in industrial machinery by more energy-efficient variable-speed drives is also fueling this development. In addition, EPCOS’ inductors have increased their share in the automotive electronics market – for example with products needed in distributed power supplies for the growing number of electronic control units in vehicles.

Corporate Communications	Dr. Heinz Kahlert	Reference Number	3 / 9
EPCOS AG	St.-Martin-Str. 53	EPCOS 11-161106E-W
81669 Munich/GERMANY

Phone +49 89 636-21321
Fax +49 89 636-23549
heinz.kahlert@epcos.com

Press Release for the Business Press

At Ceramic Components, sales were up 6 percent year on year to EUR 114 million. Demand was especially strong for voltage- and temperature-dependent resistors (varistors and thermistors), primarily for use in domestic appliances. Business was also brisk with surge arresters, which protect equipment such as telephone systems against overvoltage.

Sales for the SAW Components segment climbed 9 percent year on year to EUR 111 million, the bulk of which was accounted for by products for mobile communication applications. Growth was driven by new modules for wireless LAN applications and duplexers.

1.2. Earnings

EBIT by business segment (continuing operations) (EUR million)

	Q4 2005	Q3 2006	Q4 2006
Capacitors and Inductors	– 4.8	– 0.4	– 4.2	*
Ceramic Components	– 14.7	+ 3.0	+ 5.3
SAW Components	+ 8.5	+ 12.4	+ 15.7

*	includes minus EUR 6 million restructuring costs for the discontinuation of the UltraCap® activities

At Capacitors and Inductors, EBIT was minus EUR 4 million in Q4 2006.

This figure includes one-time charges totaling nearly EUR 6 million for discontinuation of the UltraCap® activities. EPCOS decided to pull out of this project as the outlook for successful high-volume marketing of these capacitors deteriorated increasingly, especially recently. To improve its ability to compete on cost in the Capacitors and Inductors segment, EPCOS has also continued the transfer of production of film capacitors from Brazil and Spain to India and China.

Corporate Communications	Dr. Heinz Kahlert	Reference Number	4 / 9
EPCOS AG	St.-Martin-Str. 53	EPCOS 11-161106E-W
81669 Munich/GERMANY

Phone +49 89 636-21321
Fax +49 89 636-23549
heinz.kahlert@epcos.com

Press Release for the Business Press

EBIT at Ceramic Components rose to EUR 5 million, primarily due to a higher sales volume. SAW Components followed the same pattern, further improving EBIT to EUR 16 million.

Earnings (continuing operations) (EUR million)

	Q4 2005	Q3 2006	Q4 2006
EBIT	– 11.0	+ 15.0	+ 16.8	*
Net income/loss	– 17.1	+ 13.9	+ 12.2
Earnings per share (euros)	– 0.26	+ 0.21	+ 0.19

*	includes minus EUR 6 million restructuring costs for the discontinuation of the UltraCap® activities

EBIT for continuing operations improved further to about EUR 17 million in the period under review. Net income was down on the figure for the previous quarter (at EUR 12 million), as were earnings per share (at 19 eurocents). After a net tax gain in the preceding quarter, tax expenses have been incurred again in the quarter just ended.

Earnings (total Group business) (EUR million)

	Q4 2005	Q3 2006	Q4 2006
Net income/loss	– 62.6	+ 9.9	+ 10.3
Earnings per share (in euros)	– 0.96	+ 0.15	+ 0.16

Total net income was EUR 10 million in Q4 2006. This figure includes losses of about EUR 2 million generated by discontinued operations. These losses are attributable to expenses – primarily taxes in this case – relating to final settlement of the sale of EPCOS’ tantalum capacitor business to KEMET.

Corporate Communications	Dr. Heinz Kahlert	Reference Number	5 / 9
EPCOS AG	St.-Martin-Str. 53	EPCOS 11-161106E-W
81669 Munich/GERMANY

Phone +49 89 636-21321
Fax +49 89 636-23549
heinz.kahlert@epcos.com

Press Release for the Business Press

2. Fiscal 2006

On the whole, demand for electronic components from all industries and regions remained strong throughout fiscal 2006. Pressure on component prices eased from quarter to quarter as manufacturing capacity in the components industry was better utilized.

At EPCOS, successful restructuring measures also began to take effect. The growing share of sales accounted for by new products likewise had a positive impact.

“We have hit the targets we set ourselves and have turned this company around!” said EPCOS President and Chief Executive Officer Gerhard Pegam, summing up the results for fiscal 2006 at today’s annual press conference in Munich. “EPCOS has improved its market position and has become more competitive. We have also made significant advances in eliminating loss-makers.”

New orders and sales (continuing operations) (EUR million)

	Fiscal 2005	± in %	Fiscal 2006
New orders	1,120	+ 23	1,377
Sales	1,150	+ 14	1,309

In the fiscal year under review, new orders surged 23 percent year on year to about EUR 1.38 billion. Orders from all industries and regions posted double-digit percentage growth. Growth was strongest in the automotive electronics industry and in the Asian region.

Sales rose by 14 percent to EUR 1.31 billion. The contribution made by new products increased by 30 percent year on year. For example, EPCOS was able to ramp up volume production of its new bulk acoustic wave (BAW) duplexers for mobile phones. In the wireless LAN module segment, EPCOS won a leading manufacturer of computer processors as a new key customer. Sales of piezo actuators for diesel injection systems posted a further gain. Moreover, shipment of piezo actuators for gasoline injection systems has now also commenced.

At the same time, EPCOS made progress toward its goal of reinforcing itself with external partners. At Ceramic Capacitors EPCOS is now cooperating with TAIYO YUDEN of Japan, the world’s third-largest manufacturer of these products and one of the innovation leaders in this field. This collaboration will enable EPCOS to broaden its portfolio of ceramic capacitors – especially for automotive electronics applications – and to sharpen its competitive edge. In the fiscal year under review, a joint venture in aluminum electrolytic capacitors was launched with Chinese company XINDECO. As a result, EPCOS now has a low-cost production base in China for these products too.

Corporate Communications	Dr. Heinz Kahlert	Reference Number	6 / 9
EPCOS AG	St.-Martin-Str. 53	EPCOS 11-161106E-W
81669 Munich/GERMANY

Phone +49 89 636-21321
Fax +49 89 636-23549
heinz.kahlert@epcos.com

Press Release for the Business Press

The Group-wide COMPETE program (which stands for “COst Management, Process Excellence, Time Efficiency”) also made positive headway. Further savings totaling EUR 100 million were achieved in fiscal 2006, thanks in part to the company’s zero-defect quality offensive. Production yields have been significantly improved and the number of complaints have been reduced sharply since 2003.

The decision to discontinue the UltraCap® activities, the launch of a program to restructure the plant in Málaga, Spain, and the production transfer – in particular of capacitors from Spain and Brazil to China, India and Hungary – are further milestones along EPCOS’ road to sustainable profitability.

Earnings (continuing operations) (EUR million)

	Fiscal 2005	Fiscal 2006
EBIT	– 26.9	+ 46.8
Net income/loss	– 66.3	+ 35.2
Earnings per share (euros)	– 1.02	+ 0.54

EBIT from continuing operations improved by EUR 74 million to plus EUR 47 million, mainly because of the significantly higher sales volume and realized cost cuts.

The EBIT margin for the EPCOS Group was +4 percent. Net income stood at EUR 35 million. Earnings per share were plus 54 eurocents.

Earnings (total Group business) (EUR million)

	Fiscal 2005	Fiscal 2006
Net income/loss	– 119.3	+ 21.2
Earnings per share (euros)	– 1.83	+ 0.32
Net cash flow	– 65	98

EPCOS also recorded total net income of EUR 21 million from total Group business – including a loss of EUR 14 million posted by the tantalum capacitor business that has now been sold to KEMET.

Net cash flow of plus EUR 98 million includes proceeds of EUR 68 million from the sale of EPCOS’ tantalum business. Net cash flow of about EUR 30 million was thus generated from operating business.

Corporate Communications	Dr. Heinz Kahlert	Reference Number	7 / 9
EPCOS AG	St.-Martin-Str. 53	EPCOS 11-161106E-W
81669 Munich/GERMANY

Phone +49 89 636-21321
Fax +49 89 636-23549
heinz.kahlert@epcos.com

Press Release for the Business Press

Employees

At September 30, 2006, EPCOS employed about 17,900 people worldwide, an increase of 12 percent from about 16,100 a year ago. This increase in human resources was accompanied by double-digit sales growth and took place in countries with low labor costs – above all in China, where manufacturing focuses principally on products such as inductors that require more labor-intensive production processes. More than half of EPCOS’ entire work force (55 percent) is already employed in Asia. 11 percent is based in Germany, 24 percent in the rest of Europe and 10 percent in the Americas.

3. Outlook for fiscal 2007

With the business climate remaining positive, EPCOS anticipates it will again increase sales in fiscal 2007. With a positive EBIT in all business segments, Group EBIT will further improve and a significantly positive net cash flow will be achieved.

EPCOS expects sales in Q1 2007 to be more or less the same as in the quarter just ended. Earnings before interest and tax too will probably be on a par with the reported EBIT figure of Q4 2006.

-----

Corporate Communications	Dr. Heinz Kahlert	Reference Number	8 / 9
EPCOS AG	St.-Martin-Str. 53	EPCOS 11-161106E-W
81669 Munich/GERMANY

Phone +49 89 636-21321
Fax +49 89 636-23549
heinz.kahlert@epcos.com

Press Release for the Business Press

About EPCOS

EPCOS AG, a manufacturer of passive electronic components headquartered in Munich, is market leader in Europe and number two worldwide. With its very broad portfolio EPCOS offers a comprehensive range of products from a single source. The EPCOS Group has design, manufacturing and marketing facilities in Europe, the Americas and Asia.

Passive electronic components are found in every electrical and electronic product – from automotive and industrial electronics through information and communications to consumer electronics. Components from EPCOS store electrical energy, select frequencies, and protect against overvoltage and overcurrent.

In fiscal 2006 (October 1, 2005, to September 30, 2006), EPCOS posted sales of EUR 1.31 billion. At September 30, 2006, the company employed about 17,900 people worldwide.

-----

N.B. All financial data has been compiled to US GAAP and is not audited except for data at September 30, 2005.

Live transmission of conference call

On November 16, 2006, the Management Board of EPCOS will inform analysts and investors of business performance in the fourth quarter of fiscal 2006 at a conference call starting at 12 noon, Central European Time, 6 a.m., US Eastern Standard Time. This conference can be followed live at the EPCOS corporate website (www.epcos.com/conferencecall). A transcript of the speeches will be available for downloading after the end of the conference call.

Further dates

Results for the first quarter of fiscal 2007 will be published on February 1, 2007. The Annual General Meeting will be held on February 14, 2007.

-----

This document may contain forward-looking statements with respect to EPCOS’ financial condition, results of operations, business, strategy and plans. In particular, statements using the words “expects”, “anticipates” and similar expressions, and statements with regard to management goals and objectives, expected or targeted revenue and expense data, or trends in results of operations or margins are forward-looking in nature. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including changes in our customers’ industries, slower growth in significant markets, changes in our relationships with our principal shareholders, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, currency fluctuations, unforeseen environmental obligations, and general economic and business conditions. EPCOS does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the Company’s financial results is provided in documents filed with the Bundesanstalt für Finanzdienstleis-tungsaufsicht and the US Securities and Exchange Commission.

Corporate Communications	Dr. Heinz Kahlert	Reference Number	9 / 9
EPCOS AG	St.-Martin-Str. 53	EPCOS 11-161106E-W
81669 Munich/GERMANY

Phone +49 89 636-21321
Fax +49 89 636-23549
heinz.kahlert@epcos.com

Key figures of continuing operations,

4th quarter and 12 months ended September 30, 2006

	unaudited
Orders received euro million	Q4 2006	+/- %	Q4 2005	12 months 2006	+/- %	12 months 2005
Capacitors and Inductors	123	17	105	511	24	411
Ceramic Components	114	19	95	446	22	366
SAW Components	102	– 4	106	420	23	343

EPCOS Group	338	11	305	1377	23	1120

Net sales euro million	Q4 2006	+/- %	Q4 2005	12 months 2006	+/- %	12 months 2005
Capacitors and Inductors	125	15	109	479	14	419
Ceramic Components	114	6	108	421	17	361
SAW Components	111	9	101	409	11	370

EPCOS Group	350	10	318	1309	14	1150

EBIT euro million	Q4 2006	+/- %	Q4 2005	12 months 2006	+/- %	12 months 2005
Capacitors and Inductors	– 4.2		– 4.8	– 12.8		– 31.3
Ceramic Components	5.3		– 14.7	7.0		– 24.3
SAW Components	15.7		8.5	52.6		28.7

EPCOS Group	16.8		– 11.0	46.8		– 26.9

EBIT, % of sales	Q4 2006		Q4 2005	12 months 2006		12 months 2005
Capacitors and Inductors	– 3.3		– 4.4	– 2.7		– 7.5
Ceramic Components	4.6		– 13.6	1.7		– 6.7
SAW Components	14.2		8.4	12.9		7.8

EPCOS Group	4.8		– 3.5	3.6		– 2.3

CapEx euro million	Q4 2006	+/- %	Q4 2005	12 months 2006	+/- %	12 months 2005
Capacitors and Inductors	8		10	21		31
Ceramic Components	4		9	20		71
SAW Components	30		9	62		30
Consolidation	2		0	4		2

EPCOS Group	44		27	107		135

Net income euro million	Q4 2006	+/- %	Q4 2005	12 months 2006	+/- %	12 months 2005
EPCOS Group	12.2		– 17.1	35.2		– 66.3

(Annex to press release November 16, 2006)

Balance Sheet

euro in thousands

	unaudited
	Sep 30, 2006	Sep 30, 2005
Assets
Cash and cash equivalents	268,851	193,438
Accounts receivable, net	217,074	201,991
Inventories, net	213,808	226,802
Prepaid expenses and other current assets	45,264	46,579
Deferred income taxes	6,446	8,708
Assets held for sale	15,572	—

Total current assets	767,015	677,518

Property, plant and equipment, net	493,378	576,284
Intangible assets, net	15,436	19,141
Deferred income taxes	94,036	70,169
Other assets	44,678	33,822

Non-current assets	647,528	699,416

Total assets	1,414,543	1,376,934

Liabilities and Shareholders’ Equity
Accounts payable	153,460	133,904
Accrued expenses and other current liabilities	113,911	119,065
Short-term borrowings	89,265	107,467
Current portion of long-term debt	24,990	24,944
Deferred income taxes	14,424	3,629
Liabilities held for sale	14,322	—

Total current liabilities	410,372	389,009

Long-term debt, excluding current installments	194,752	206,127
Pension liabilities	168,816	165,768
Deferred income taxes	16,827	18,503
Other liabilities	46,027	40,270
Minority interest	2,055	764

Total liabilities	838,849	820,441

Shareholders’ equity	575,694	556,493

Total liabilities and shareholders’ equity	1,414,543	1,376,934

(Annex to press release November 16, 2006)

EPCOS Statement of income	Page 1
4th quarter and 12 months ended September 30, 2006
euro in thousands, except share and per share data

	unaudited
	4th quarter		12 months ended
	Sep 30, 2006	Sep 30, 2005	Sep 30, 2006	Sep 30, 2005
Total net sales of continuing operations	350,197	318,248	1,309,481	1,150,019

% Change vs. previous year	10.0%	—	13.9%	– 8.4%
Cost of goods sold	289,897	280,067	1,083,035	979,262

Gross profit	60,300	38,181	226,446	170,757

% of sales	17.2%	12.0%	17.3%	14.8%
Research and development expenses	16,785	17,551	71,177	63,928
Marketing and selling expenses	25,094	30,409	104,648	111,290
General and administrative expenses	2,697	2,717	13,394	13,170

Operating income	15,724	– 12,496	37,227	– 17,631

Interest income (-expense), net	– 1,521	– 2,357	– 9,030	– 7,742
Other income, net	1,101	1,483	9,592	2,565
Impairment on goodwill	—	—	—	– 11,800

Income before income taxes and minority interest	15,304	– 13,370	37,789	– 34,608

Provision for income taxes	– 2,969	– 3,700	– 2,210	– 31,479
Minority interest	– 132	– 60	– 419	– 234

Net income of continuing operations	12,203	– 17,130	35,160	– 66,321

% of sales	3.5%	– 5.4%	2.7%	– 5.8%
% Change vs. previous year	—	—	—	—

Net income of discontinued operations	– 1,886	– 45,464	– 13,983	– 52,941

Net income	10,317	– 62,594	21,177	– 119,262

Reconciliation of Net income to EBIT
Net income	10,317	– 62,594	21,177	– 119,262

Net income of discontinued operations	– 1,886	– 45,464	– 13,983	– 52,941

Net income of continuing operations	12,203	– 17,130	35,160	– 66,321

Minority interest	– 132	– 60	– 419	– 234
Provision for income taxes	– 2,969	– 3,700	– 2,210	– 31,479

Income before income taxes and minority interest	15,304	– 13,370	37,789	– 34,608

Interest income (-expense), net	– 1,521	– 2,357	– 9,030	– 7,742

EBIT of continuing operations	16,825	– 11,013	46,819	– 26,866

Reconciliation of Total net sales
Total net sales of continuing operations	350,197	318,248	1,309,481	1,150,019

Net sales of discontinued operations	20,945	23,093	89,466	87,497

Total net sales of EPCOS Group	371,142	341,341	1,398,947	1,237,516

(Annex to press release November 16, 2006)

EPCOS Statement of income,	Page 2
4th quarter and 12 months ended September 30, 2006
euro in thousands, except share and per share data

	unaudited
	4th quarter		12 months ended
	Sep 30, 2006	Sep 30, 2005	Sep 30, 2006	Sep 30, 2005
Net income per share, basic
of continuing operations	0.19	– 0.26	0.54	– 1.02
of discontinued operations	– 0.03	– 0.70	– 0.21	– 0.81
of net income	0.16	– 0.96	0.32	– 1.83

Weighted average number of shares, basic	65,300,000	65,300,000	65,300,000	65,300,000

Net income per share, diluted
of continuing operations	0.18	– 0.26	0.52	– 1.02
of discontinued operations	– 0.03	– 0.70	– 0.21	– 0.81
of net income	0.15	– 0.96	0.32	– 1.83

Weighted average number of shares, diluted	71,800,000	65,300,000	65,300,000	65,300,000

(Annex to press release November 16, 2006)

Net Cash Flow, 12 months ended September 30, 2006

euro in thousands

	unaudited
	12 months ended
	Sep 30, 2006	Sep 30, 2005
Net income	21,177	– 119,262

Depreciation and amortization	127,357	208,086
Other adjustments	– 13,702	20,210
Change in net current assets	10,988	– 20,942

Net cash provided by operating activities	145,820	88,093

Net capital expenditures	– 112,176	– 151,170
Net proceeds from sale/disposition of business	68,038	—
Acquisitions	– 3,271	– 2,249

Net cash used in investing activities	– 47,409	– 153,419

Net cash flow	98,411	– 65,326

(Annex to press release November 16, 2006)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EPCOS AG

Dated: November 16. 2006	By:	/s/ Peter Knoll
	Name:	Mr. Peter Knoll
	Title:	General Counsel EPCOS AG